1(404) 815-2227

reypascual@paulhastings.com

June 22, 2016	74133.00062

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ExamWorks Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 20, 2016
File No. 001-34930

Dear Mr. Reynolds:

This letter is submitted on behalf of ExamWorks Group, Inc., a Delaware corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 20, 2016 to Richard E. Perlman with respect to Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (File No. 001-34930) (the “Amended Proxy Statement”) that was filed on June 14, 2016.

Per our discussions this morning, we understand that the Staff is satisfied with the responses set forth below.  As a result, unless we hear otherwise, we intend to file a definitive version of the Proxy Statement (the “Definitive Proxy Statement”) as soon as possible.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

All page numbers in the responses below refer to the Amended Proxy Statement, except as otherwise noted.

Background of the Merger, page 36

1.             Staff’s Comment: We partially reissue prior comment one. Discuss in greater detail the negotiations surrounding the rollover and employment agreements and timing.

Response: A comparison of a new Background of the Merger section to be included in the Definitive Proxy Statement against the version in the Amended Proxy Statement is attached hereto as Exhibit A.  These changes will be reflected in the Definitive Proxy Statement.  We understand that the Staff is satisfied with these changes.  Please note that additional edits may be made in the Definitive Proxy Statement, but such edits are expected to be minor and entirely consistent with the attached.

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

The Merger Agreement, page 90

2.             Staff’s Comment: We note that you continue to state that “In addition, the representations and warranties were included in the merger agreement for the purpose of allocating contractual risk between ExamWorks, Parent and Merger Sub rather than to establish matters as facts.” Please revise as requested by prior comment 9.

Response: The referenced sentence has been deleted.  A comparison of the relevant section of the Definitive Proxy Statement against the version in the Amended Proxy Statement is attached hereto as Exhibit B.  This change will be reflected in the Definitive Proxy Statement.   We understand that the Staff is satisfied with this change.

We understand that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at me at (404) 815-2227.

Sincerely,

/s/ Reinaldo Pascual

Reinaldo Pascual

of Paul Hastings LLP

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

Exhibit A

Background of the Merger Section Comparison

Background of the Merger

ExamWorks is a leading provider of independent medical examinations, peer reviews, bill reviews, Medicare compliance services, case management services, record retrieval services, document management services and other related services, which we refer to as IME services. ExamWorks helps its clients manage costs and enhance their risk management processes by verifying the validity, nature, cause and extent of claims, identifying fraud and providing fast, efficient and quality IME services. ExamWorks is focused on providing clients a national presence while maintaining the local service and capabilities they need and expect.

Since our inception in 2008 and our initial public offering in 2010, our management and Board have focused on implementing a business strategy designed to guide ExamWorks to becoming the leading, most technologically advanced and trusted provider of IME services in its markets, with a focus on servicing national account clients and consolidating a fragmented industry of smaller IME providers. ExamWorks’ strategic plan did not include pursuing a sale of the company.

From time to time, ExamWorks has been approached by various parties regarding their interest in potentially acquiring the Company. In late 2013, ExamWorks was approached by a private equity firm, which we refer to as Private Equity Firm A, to explore a potential transaction with the Company. In light of interest from Private Equity Firm A, the Board asked Goldman Sachs and Evercore to discuss the range of potential strategic alternatives available to the Company. From late 2013 through early 2014, at the Board’s direction, representatives of Goldman Sachs and Evercore facilitated further discussions between ExamWorks and Private Equity Firm A, though neither Goldman Sachs nor Evercore had yet been retained as financial advisors to the Company. As part of this process, at the Board’s direction, representatives of Goldman Sachs and Evercore contacted six additional parties~~,~~ that the Board determined, following discussions with Goldman Sachs and Evercore, would be among the most likely firms to have interest in pursuing a transaction with the Company. Among these parties were a private equity firm, which we refer to as Private Equity Firm B, and Leonard Green.

In early 2014, Private Equity Firm A submitted a preliminary proposal to acquire the Company at an enterprise value of $1.7 billion, or approximately $30.71 per share of our common stock. The market price of ExamWorks’ common stock at the close of business on January 30, 2014 was $30.20 per share. The Board determined that Private Equity Firm A’s offer price was insufficient and Private Equity Firm A declined to increase the price. As a result, discussions with Private Equity Firm A ceased at that time. In addition, after engaging in preliminary discussions with ExamWorks, each of the other six parties that were contacted, including Private Equity Firm B and LGP, ultimately declined to submit a proposal or pursue a transaction with the Company at that time.

From early 2014 through the end of 2015, we continued to execute on our business strategy.

In October 2015, ExamWorks was approached by Private Equity Firm B and LGP, each working independently, in the context of once again exploring a potential transaction with the Company. Neither the Company nor representatives of Goldman Sachs or Evercore solicited the initial outreach by Private Equity Firm B or LGP.

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

On October 27, 2015, Richard E. Perlman, ExamWorks’ Executive Chairman, met with representatives of Private Equity Firm B to discuss Private Equity Firm B’s interest in the Company. During that meeting, the representative of Private Equity Firm B indicated that they had been following the Company for several years and wanted to initiate a dialogue about a potential transaction. Also on October 27, 2015, John Baumer, a partner at LGP, requested a meeting with Mr. Perlman to get reacquainted and inquire as to the performance of the business. On October 28, 2015, Messrs. Perlman, and Baumer met. At the meeting, Mr. Baumer indicated that LGP ~~continued to have interest~~was interested in the Company, and inquired whether ExamWorks would be receptive to exploring a potential transaction. Mr. Perlman indicated that while the Company was not then contemplating a sale, he would discuss with the Board any proposal received from LGP, if or when any such proposal was made. No proposal was made at that time.

On November 9, 2015, the Board met at the New York office of Paul Hastings LLP, which we refer to as Paul Hastings, ExamWorks’ outside corporate legal counsel, for its regular quarterly meeting. At the meeting, Mr. Perlman reported to the Board on his discussions with Private Equity Firm B and its expression of interest in a transaction with the Company, and discussed with the Board other potential strategic and transaction opportunities potentially available to the Company. After discussion, the Board agreed that it should explore any opportunities that could lead to a transaction that would be in the best interest of ExamWorks’ stockholders.

Following the November 9, 2015, Board meeting, ExamWorks executed a confidentiality agreement with Private Equity Firm B. On November 20, 2015, representatives of Private Equity Firm B met with ExamWorks executive management to receive an update on the business. The information provided to Private Equity Firm B was primarily based on public sources. In late November 2015, however, a representative of Private Equity Firm B indicated to Mr. Perlman that Private Equity Firm B was not in a position to make an offer that it believed would be attractive to our Board, and that any offer would be at a price of no more than $30 per share of our common stock. Thereafter, ExamWorks and Private Equity Firm B terminated discussions regarding a potential transaction.

After October 28, 2015, Messrs. Perlman and Baumer had several conversations and attempted to schedule a time for ExamWorks to make an initial management presentation to LGP, which was eventually scheduled for January 19, 2016.

On January 14, 2016, ExamWorks sent LGP a draft confidentiality agreement. ExamWorks and LGP negotiated several terms of the confidentiality agreement, including customary “standstill” provisions, and the confidentiality agreement was executed on January 15, 2016. On January 19, 2016, LGP met with ExamWorks executive management to receive an update on the business. The discussion was based primarily on public information.

On January 22, 2016, the Board, along with representatives of Goldman Sachs and Evercore, met telephonically to discuss whether ExamWorks should continue its dialogue with LGP and possibly pursue a dialogue with others to ascertain their interest in a potential transaction. Mr. Perlman reviewed with the Board the interest in a potential transaction expressed by LGP and preliminary discussions the Company had in the past with other potential acquirors of the Company, including Private Equity Firm B. At the meeting, representatives of Goldman Sachs and Evercore discussed with the Board the current mergers and acquisitions environment, background information regarding LGP and a preliminary financial review of ExamWorks. The Goldman Sachs and Evercore representatives also discussed other potentially interested parties in ExamWorks, including, among others, the seven parties that had initial discussions

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

regarding a potential transaction with the Company in late 2013 and early 2014. After discussing with management and the financial advisors the potential of an alternative bidder ~~and~~, its past unsuccessful experience with private equity acquirers and the risk regarding the business impact of potential leaks, particularly on ExamWorks’ national account business, the Board concluded not to reach out to other parties regarding a potential transaction at that time. The Board then discussed ExamWorks’ preliminary fourth quarter results as well as expected first quarter performance noting that while U.S. consolidated constant currency organic growth appeared to be rebounding, it was expected to be in the 3~~-~~-4% range for the first quarter. After discussion, the Board decided that, while it was satisfied with ExamWorks’ strategy as a standalone company, the Company should continue to review and consider LGP’s interest as it could result in an offer that could ultimately be deemed advantageous to the Company’s stockholders. The Board directed management to continue discussions with LGP, but to be cautious about the confidential information it provided until such time as an acceptable indication of interest was received. The Board also directed management to keep it appropriately informed of developments.

Beginning after the January 22, 2016 Board meeting, the Company’s executive management held various telephonic meetings with LGP representatives to answer follow~~-~~-up questions about the Company and its business. Representatives of Goldman Sachs and Evercore attended certain of those meetings.

On February 8, 2016, ExamWorks received a written, non~~-~~-binding indication of interest from LGP at an indicated price range of $32.00~~-~~-$35.00 per share of our common stock. This represented a 28.6% to 40.7% premium to the market price of ExamWorks’ common stock at the close of business on that day, which was $24.88. The indication of interest was in the form of a customary two-page letter and stated that the indication of interest was subject to customary conditions, including reaching an agreement with management with respect to their investments in, and ongoing roles at, the Company. The indication did not set forth specific terms of any conditions, including the expected amount of, or participants in, any management investment.

On February 19, 2016, the Board met telephonically to discuss LGP’s indication of interest. Representatives of Goldman Sachs and Evercore discussed their respective preliminary financial analyses of ExamWorks based on ExamWorks’ management projections. After discussion, the Board expressed concern with the wide range of LGP’s indicated price and authorized management and the financial advisors to continue engagement with LGP to see if an indication at the high end of the indicated range was possible. Additionally, representatives of Goldman Sachs and Evercore discussed with the Board a list of other potentially interested parties. After considering input from management and the financial advisors, the Board again determined that the Company should not proactively seek to engage with other potential buyers due to the Board’s view of the low likelihood of an alternative bidder emerging and as a result of confidentiality concerns. In order to manage and mitigate conflicts, the Board also instructed management not to negotiate terms of any potential employment following any potential transaction. A potential investment or equity rollover by management was not discussed at this time as LGP had yet to specify any details of such an investment or rollover, and the executive management team did not desire or expect to participate in any investment or rollover in a meaningful manner, if at all.

After the February 19, 2016, Board meeting, representatives of Goldman Sachs and Evercore, at the Board’s direction, indicated to LGP that the Board was only willing to continue discussions if LGP was able to revise its proposal to offer at least $35.00 per share of our common stock. As authorized by the Board, between the February 19, 2016 Board meeting and the next Board meeting on March 8, 2016, several calls took place, as well as meetings in Atlanta, Georgia on March 3, 2016, between our management and representatives of LGP, during which management reviewed its forecast and business

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

model through 2021. Following these discussions, Mr. Baumer verbally indicated that LGP would revise its indicated price range to $34.00~~-~~-$35.00 per share of our common stock. In response, representatives from Goldman Sachs and Evercore reiterated to Mr. Baumer that LGP’s price would have to be at least $35.00 per share to continue the dialogue with the Company and receive access to conduct comprehensive diligence.

On March 7, 2016, ExamWorks received a revised written indication of interest from LGP in the same form as the earlier indication with a proposed price of $35.00 per share of our common stock. The market price of ExamWorks’ common stock at the close of business on that day was $30.10 per share, which was 20% higher than the market price of our common stock when we received LGP’s initial indication of interest on February 8, 2016.

On March 8, 2016, the Board met telephonically to review the revised indication of interest from LGP. Representatives of Goldman Sachs and Evercore discussed the revised indication of interest and reviewed the $35.00 per share price in the context of their updated preliminary financial analysis of ExamWorks. After discussion, the Board agreed to continue engagement with LGP and to give them access to comprehensive diligence. LGP, in order to finance the approximately $1.3 billion equity commitment that would be required, had indicated the need for one or two investors to invest with LGP. After discussions with management and the financial advisors, the Board also agreed to allow potential private equity investors to participate in diligence and to continue not engaging with other potential buyers due to the low likelihood of a credible alternative bidder and as a result of confidentiality concerns. The financial advisors also noted, based on discussions with LGP, that a $35 per share price was likely close to the highest price LGP would be willing to pay. At this meeting, representatives of Paul Hastings reviewed the Board’s fiduciary duties, discussed the need to formally engage Goldman Sachs and Evercore, and discussed appointing a special committee of the Board ~~to lead future discussions in light of Mr. Shutzer’s~~for the initial primary purpose of excluding director William Shutzer from deliberations regarding the transaction in light of his employment by Evercore, all of which the Board agreed would be discussed at the next Board meeting.

After the March 8, 2016 Board meeting, LGP engaged in comprehensive diligence of the Company and its business.

On March 10, 2016, Mr. Perlman had conversations with Mr. Baumer to discuss diligence and specifically LGP’s desire to include its two proposed private equity investors in diligence meetings, indicating that doing so would prevent delays and reduce the level of management distraction. LGP said that the proposed private equity investors would include Private Equity Firm A, the same private equity firm that had submitted an indication of interest in late 2013, and Hux, which is an affiliate of a limited partner of funds affiliated with LGP. During that call, Mr. Perlman and Mr. Baumer also discussed ~~the~~LGP’s need for ExamWorks executive management to meet with members of LGP’s investment committee as part of their diligence process.

On March 11, 2016, Mr. Perlman had conversations with a representative of Private Equity Firm A. In that conversation, Mr. Perlman and this representative scheduled a catch~~-~~-up diligence meeting, including an executive management meeting, which meeting took place in Atlanta, Georgia on March 16, 2016.

On March 23, 2016, the Board and, upon its formation, the Special Committee met telephonically to, among other things, receive an update of recent events, and to discuss with representatives of Paul Hastings the Board’s fiduciary duties in connection with consideration and approval of a potential

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

transaction, the engagement of Goldman Sachs and Evercore and the appointment of the Special Committee of the Board to consider any potential transaction and its terms. Representatives of Paul Hastings made a presentation of the directors’ fiduciary duties in considering a potential sale. The Board also discussed Goldman Sachs’ and Evercore’s responses to a bank conflicts questionnaire sent to them by Paul Hastings on March 10, 2016. The Board determined that, notwithstanding Mr. Shutzer’s employment (which would be addressed by the formation of the Special Committee), Evercore had no material conflict. The Board also determined that while Goldman Sachs had been involved in transactions with LGP or its affiliates in the last two years, those engagements should not impact a Company transaction with LGP and even were that not the case, any potential conflict would be mitigated by, among other things, Evercore’s involvement in the transaction. The Board also discussed and approved (with director William Shutzer abstaining due to his employment with Evercore) the proposed engagement letters with Goldman Sachs and Evercore, which included negotiated fees within the range of reasonable and customary fees paid to a single financial advisor  for a transaction of this type, and which the Board determined would be split evenly between the two financial advisors. The Board noted the desire to engage both financial advisory firms in order to keep ExamWorks’ historical financial advisory team together following personnel changes that had resulted in the team being split between Goldman Sachs and Evercore. In light of Mr. Shutzer’s employment at Evercore and notwithstanding that Mr. Shutzer’s employment was unrelated to Evercore’s engagement and that he was excluded by Evercore, at the request of Examworks, from any involvement in the engagement, the Board established a Special Committee consisting of all the directors except Mr. Shutzer, with the express understanding that the management directors would be excluded and/or removed from the Special Committee as circumstances warranted or conflicts arose. The Special Committee was vested with full power and authority to evaluate and make a determination on whether or not to proceed with the potential transaction, to retain advisors, and to negotiate the terms of a transaction if needed. The directors noted Mr. Shutzer’s significant holdings of stock in the Company and indicated that at appropriate times, the Special Committee would want to take advantage of Mr. Shutzer’s substantial investment banking experience and knowledge of ExamWorks. Director Peter Graham was appointed acting chair of the Special Committee due to his experience within the investment banking industry and extensive knowledge of finance and capital markets.

Representatives of Goldman Sachs and Evercore then joined the meeting to provide a summary of events since the last Board meeting on March 8, 2016. Following a discussion with management and the financial advisors regarding the potential of an alternative financial or strategic bidder and risk regarding the business impact of potential leaks, particularly on ExamWorks’ national account business, the Special Committee discussed and agreed to negotiate strongly for a so~~-~~-called “go shop” provision, which would allow the Company to solicit and vigorously pursue competing bids from other potential acquirors after execution of an acquisition agreement with LGP. The Special Committee then authorized diligence and discussions with LGP to continue.

From March 24, 2016 through April 6, 2016, there were multiple due diligence calls among ExamWorks, LGP, Private Equity Firm A, Hux and their outside advisors. Representatives of Goldman Sachs and Evercore also attended certain of these calls.

On March 28, 2016, Paul Hastings circulated an initial draft of the merger agreement to the Special Committee and the Board of ExamWorks for their review.

On March 31, 2016, the Special Committee met telephonically, with Mr. Shutzer in attendance by invitation, to receive an update since the last meeting. Mr. Perlman informed the Special Committee that no major diligence issues had surfaced and that the two additional private equity investors would be

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

seeking approvals from their respective investment committees to proceed. The Special Committee then discussed the strategy for negotiating and seeking a higher price from LGP. The Special Committee was also provided with an overview of the principal terms of the draft merger agreement by representatives of Paul Hastings.

On April 5, 2016 Messrs. Campbell and Fernandez de Castro met over dinner with representatives from LGP and the other private equity investors for a general overview of both ExamWorks’ business ~~and the~~. During the dinner representatives of LGP, for the first time, discussed, in general terms, ~~a proposed rollover of equity by~~ the typical structure of rollover arrangements in LGP’s transactions, particularly as related to certain members of management (specifically Messrs. Perlman, Price, Campbell and Fernandez de Castro, whom we refer to as the management investors). Specific details regarding the size or terms of any rollover were not discussed.

On April 6, 2016, the Special Committee met telephonically with Mr. Shutzer in attendance by invitation. The directors were informed that the investment committees from LGP and the other private equity investors had approved continuing discussions and had asked permission to speak with debt financing sources, which permission was granted after discussion. Representatives of Paul Hastings also discussed and reviewed the draft merger agreement in detail, which draft had been prepared by Paul Hastings. The Board and Special Committee then discussed with the financial advisors the strategy and timing for seeking a higher price. ~~The~~At this point all participants except the independent members of the Special Committee and Mr. Shutzer were excused from the meeting, and the Special Committee then met with representatives of Paul Hastings ~~present~~ to continue its deliberations and discussion. During this meeting, the Special Committee decided, among other things, that Mr. Graham would interact with the financial advisors and actively lead the process, including price discussions directly with LGP.

On April 6, 2016, Paul Hastings circulated a draft of the merger agreement to Latham & Watkins, LLP, legal counsel to LGP, which we refer to as Latham. The draft circulated by Paul Hastings included a go shop period of 45 business days, a fiduciary out termination fee payable by ExamWorks (the “fiduciary out termination fee”) of 2% of enterprise value, a go shop termination fee payable by ExamWorks of 1% of enterprise value, and a termination fee payable by Parent (the “parent termination fee”) of 7.5% of enterprise value. Consistent with the management’s lack of desire to rollover any of its equity, the initial merger agreement draft did not include any provisions related to a management rollover of equity. The draft was also silent on any requirement for a voting agreement.

From April 6, 2016 through April 12, 2016, ExamWorks, LGP and the private equity investors continued due diligence and held a series of diligence calls and meetings.

On April 11, 2016, ExamWorks executive management team met in Los Angeles, California with members of LGP’s investment committee. Our executive management team gave an overview of their backgrounds and ExamWorks’ history. The LGP investment committee asked questions about corporate culture, operations and the business team.

On April 12, 2016, Latham returned its comments on the initial draft merger agreement, including numerous revisions to the representations and warranties and the covenants, the addition of provisions regarding voting agreements with certain stockholders ~~and a rollover of equity by management~~, a decrease of the go shop period from 45 business days to 20 calendar days, ~~and~~ revised termination fees of 4.5%, 3%, and 4.5% of equity value for the fiduciary out termination fee, go shop termination fee, and parent termination fee, respectively, and for the first time, a provision regarding a rollover of equity by management, though a specific rollover amount was not indicated.

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

Also on April 12, 2016, representatives from Paul Hastings and Latham met in New York and by telephone conference to review and discuss Latham’s comments to the draft of the merger agreement provided by Paul Hastings. During the conference, Latham provided background and reasons for its changes to the draft merger agreement and engaged in an initial identification and discussion of potential issues. Among the items discussed were the addition by Latham of provisions regarding voting agreements with certain stockholders and a rollover of equity by management, as well as details regarding certain representations and warranties and the size of the termination fees. ~~Latham representatives provided the background and reasons for their changes to the draft merger agreement and the Latham and Paul Hasting’s representatives discussed the issues raised by the changes and their respective positions with respect to such changes~~With respect to the added management rollover provision, although no specific amount was included in the Latham comments, Paul Hastings representatives communicated their understanding that the management team was not intending to participate in a rollover of equity in any meaningful way, if at all. Latham representatives responded that a rollover was contemplated by LGP as reflected in the proposed revisions to the merger agreement.

On April 13, 2016, the Special Committee, except Messrs. Perlman and Price, met in person with representatives of Goldman Sachs and Evercore and Paul Hastings, with Mr. Shutzer in attendance by invitation. Representatives of Goldman Sachs and Evercore discussed with the Special Committee their respective updated preliminary financial analyses of ExamWorks. The Special Committee expressed concern about ExamWorks’ capacity to maintain or increase its rate of organic growth, particularly as it became larger, and the impact that would have on its stock price and hence value in the future even if the Company’s revenue and EBITDA were larger. Based on discussions with LGP, the financial advisors conveyed their belief that the ability for LGP to achieve a value above $35.00 per share of our common stock was limited. The Special Committee concluded that it was in the best interest of the holders of ExamWorks stock to continue discussions with the expectation of achieving a higher price, if possible. As part of that discussion, the Special Committee discussed risks potentially facing ExamWorks’ business such as regulatory and technology risks, as well as some of the opportunities such as the new document retrieval business. Mr. Perlman then joined the meeting to answer questions and ~~update~~brief the Special Committee on management equity rollover issues that ~~were set forth in LGP’s indication of interest and~~ had recently surfaced in the parties’ discussions, including in the comments to the draft merger agreement from Latham. Mr. Perlman reported that while no detailed discussions had been had about employment terms or rollover as instructed by the Board on February 19, 2016, the management’s desire ~~was~~had always been to rollover nothing or the smallest amount possible and that Messrs. Perlman, Price, Campbell and Fernandez de Castro were contemplating an aggregate rollover amount in the $9~~-~~-11 million range. While the Special Committee deemed those amounts small relative to management’s aggregate holdings, the Special Committee nonetheless asked Messrs. Perlman and Price to discontinue participation in the Committee’s deliberation in order to avoid any appearance of conflict now that the terms and amount of the rollover were being discussed and could become an issue in the transaction. Based on the Special Committee’s recommendation, Messrs. Perlman and Price immediately discontinued their participation on and they were removed from the Special Committee.

Further due diligence and conversations took place between ExamWorks and LGP between April 13, 2016 and April 15, 2016. On April 15, 2016, Mr. Baumer called Mr. Perlman to inform him that Private Equity Firm A, which had been contemplating an equity commitment of approximately $350 million, had withdrawn from the potential transaction. Later conversations revealed that Private Equity Firm A was

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

concerned about price and was not prepared to enter into a transaction at a price of $35.00 per share of our common stock because Private Equity Firm A believed ExamWorks was “priced for perfection” at that price. Mr. Baumer informed Mr. Perlman that LGP would ask Hux to increase its equity commitment and that LGP was still willing to proceed with two caveats: that it be given the opportunity to speak with several ExamWorks clients and that management rollover $40 million of their equity into the transaction, which amount would tangibly demonstrate management’s long term commitment to the Company after the closing and therefore would facilitate LGP’s own approval process of the transaction. Mr. Baumer told Mr. Perlman that Hux was scheduled to seek approval for the transaction with its investment committee on April 19, 2016. Also on April 15, 2016, Paul Hastings circulated a revised draft of the merger agreement to Latham, incorporating numerous edits from Latham’s prior draft, including changes to the representations and warranties and covenants, increasing the go shop period to 30 business days from 20 calendar days, decreasing the fiduciary out termination fee and the go shop termination fee to 2.75% and 1.5% of equity value, respectively, and increasing the parent termination fee to 6.5% of equity value.

On April 16 and April 17, Messrs. Perlman and Price held several conversations between themselves and with Messrs. Campbell and Fernandez de Castro where they determined that the most they would agree to roll over was $25~~-~~-27 million of their equity and that if $40 million was a definitive requirement from LGP, the transaction would not proceed. Mr. Perlman then called Mr. Shutzer, the only other individual aware of the potential transaction with enough shares to possibly contribute to the rollover to address the management rollover gap, to ask if he would consider rolling over a portion of his equity if necessary to consummate a transaction approved by the Special Committee. On Saturday, April 16, 2016, Mr. Shutzer called Mr. Baumer to indicate he would be willing to roll over up to approximately $10 million of his own equity and to inquire whether LGP would consider his rollover as addressing the management rollover gap. Mr. Baumer responded that he appreciated Shutzer’s offer but was not in a position to make any commitments at that time.

On April 17, 2016, Latham sent a revised draft of the merger agreement to Paul Hastings. The revised draft included numerous changes to the representations and warranties and covenants, a decrease of the go shop period from 30 business days to 30 calendar days, an increase of the fiduciary out termination fee and go shop termination fee to 3.5% and 2.0% of equity value, respectively, a decrease of the parent termination fee to 5.0% of equity value, and the addition of reimbursement for parent’s expenses of up to $10 million.

On April 19, 2016, Mr. Baumer informed representatives of Goldman Sachs and Evercore that Hux had approved a $350 million equity commitment, which represented the high end of Hux’s targeted equity commitment range following its initial investment committee discussions, and was willing to proceed with the transaction notwithstanding Private Equity Firm A’s withdrawal. The approval was also similarly contingent on customer calls and $40 million of rollover by the management investors.

On April 19, 2016, Mr. Baumer also called Mr. Perlman to inform him that LGP would proceed with the transaction and cover the equity shortfall created by the withdrawal of Private Equity Firm A reserving the ability to secure an alternative equity investor at a later time and subject to being able to call four customers and management rolling over $40 million of its equity. Alternatively, Mr. Baumer indicated that the process could be placed on hold while a new equity investor was secured. Soon after his conversation with Mr. Baumer, Mr. Perlman called Paul Hastings to tell them the transaction would not proceed given the unwillingness of the management investors to rollover $40 million. Nevertheless, conversations continued among Mr. Perlman and Mr. Shutzer about ways to potentially address the

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

rollover shortfall since LGP had not accepted Mr. Shutzer’s rollover as covering the management rollover shortfall.

On April 19, 2016, the Board met telephonically to receive an update on the events since Friday, April 15, 2016, including Mr. Perlman’s view that the deal would not proceed if $40 million of management rollover equity was a requirement. After the update, the Special Committee met with representatives of Paul Hastings and, after discussion, the Special Committee decided that pausing the transaction until a new investor was secured would be highly distracting to the management team, increased the possibility of leaks (particularly given the recent unexplained run up in the stock price, which had increased to $33.25 or 18% since LGP provided its revised indication of interest on March 7, 2016) and would possibly result in a transaction not being consummated despite that it appeared to be favorable to ExamWorks stockholders. The Special Committee also agreed that no customer calls would occur, if at all, until all terms of the transaction had been agreed to. ~~The Special Committee also~~All of the meeting participants except the Special Committee members, the Paul Hastings representatives and Mr. Shutzer were then excused from the meeting. Mr. Shutzer briefly discussed his impressions of the events and answered questions from the Special Committee, after which he was also excused. The Special Committee then discussed the need to re~~-~~-engage in pricing negotiations that had been superseded by the immediate issue of Private Equity Firm A’s withdrawal from the transaction, the rollover issue and the resulting uncertainty as to whether the transaction would proceed. The Special Committee also agreed to authorize management to continue to work on possible solutions to the rollover issue and to discuss in detail with LGP the terms of their future employment with ExamWorks.

On April 19, 2016, Paul Hastings also circulated a revised draft of the merger agreement to Latham. The revised draft included changes to the representations and warranties of ExamWorks and the covenants, an increase of the go shop period from 30 calendar days to 30 business days, a decrease in the fiduciary out termination fee to 2.75% of equity value from 3.5%, a decrease in the go shop termination fee to 1.5% of equity value from 2.0%, an increase in the parent termination fee to 6.5% of equity value from 5.0%, and removal of the provision for reimbursement of parent expenses up to $10 million.

On April 20, 2016, representatives of Paul Hastings and Latham discussed the terms of the merger agreement and outstanding points. On April 21, 2016, Latham provided a revised draft of the merger agreement, including changes to the parent representations and warranties, the company representations and warranties, the covenants, the conditions precedent to closing, and reverting to their prior positions on the termination fees and the reimbursement of parent’s expenses.

On April 21, 2016, the management team contacted Epstein Becker & Green, P.C., which we refer to as Epstein Becker, regarding engaging the firm to act as their counsel in connection with rollover and employment issues. Epstein Becker was formally engaged by management on April 25, 2016.

On April 22, 2016, LGP informed ExamWorks and representatives of Goldman Sachs and Evercore that it was concerned with a potential shortfall against budget in the 2016 second quarter forecast which was provided to LGP by ExamWorks. LGP stated that LGP would proceed if management would agree to rollover an additional $5 million of equity, for a total of $45 million, again in an effort to ensure management’s commitment to the business post-closing, which would also assist LGP in its efforts to obtain equity commitments from third parties after the merger agreement was signed in order to reduce the amount of LGP’s required equity investment.

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

Messrs. Perlman and Price then had several conversations after which they agreed, subject to Special Committee approval, to cover the $5 million additional rollover request if necessary to consummate the transaction, subject to the additional $5 million being decreased if and when LGP secured other equity investments of $350 million or more.

On Friday, April 22, 2016, the Board met telephonically to be updated on the events since April 19, 2016. Mr. Perlman provided additional background about the potential shortfall against budget and the increased management rollover amount, and he responded to questions from the Board. Mr. Graham also summarized his recent discussions with the financial advisors and management. The Board discussed these issues, noting that it appeared that the transaction was unlikely to proceed as a result of the increased rollover requirement, but determined that it was in the best interests of ExamWorks for the management team to take the weekend to consider these issues and discuss them again with the Special Committee on Monday, April 25, 2016.

On April 24, 2016, Mr. Shutzer also had another conversation with Mr. Baumer regarding his proposed rollover contribution. Mr. Baumer stated that LGP would agree to Mr. Shutzer’s rollover as a way of addressing the management rollover shortfall. At this point Mr. Shutzer and Mr. Baumer also discussed Mr. Shutzer potentially joining the board of the surviving company.

On April 25, 2016, Mr. Perlman and Mr. Baumer had a telephone conversation and discussed that, subject to Special Committee approval, management would be ready to proceed with the rollover, with Mr. Perlman and Mr. Price rolling over $14 million and $17 million, respectively (subject to a decrease of $3 million and $2 million, respectively, in the event that LGP secured other investments of $350 million or more), Mr. Campbell would roll over $1 million, Mr. Fernandez de Castro $2 million, and Mr. Shutzer $11 million, subject to the following additional caveats: (i) the Special Committee negotiating the final price; (ii) agreeing on the timing and substance of customer calls; (iii) reaching an agreement regarding the terms of management employment; (iv) having an understanding of the post~~-~~-closing operations and management of ExamWorks; (v) management checking LGP references with other management teams; and (vi) management’s review and understanding of the acquisition capital structure.

On April 25, 2016, the Special Committee met telephonically to be updated by management, Mr. Shutzer and representatives of Goldman Sachs and Evercore on recent events and conversations. Among other things, Mr. Shutzer confirmed that at no point had he had price conversations with LGP and that his offer to rollover was a voluntary good faith effort on his part to facilitate the transaction should the Special Committee vote to approve it. Representatives of Evercore also confirmed that Mr. Shutzer had been walled off from any discussion at Evercore with respect to the proposed transaction. After the updates, all meeting participants except the Special Committee members and the Paul Hastings representatives were excused from the meeting, and the Special Committee met with representatives of Paul Hastings. Mr. Graham updated the Special Committee on his conversations with Goldman Sachs and Evercore about pricing and the Special Committee engaged in a lengthy and detailed discussion about pricing negotiation strategy. The Special Committee authorized Mr. Graham to have those discussions with Mr. Baumer. The Special Committee also discussed in detail the management investors’ conflict given the increased amount of their rollover.

Also on April 25, 2016, Paul Hastings circulated a revised draft of the merger agreement to Latham. The draft included revisions to the company representations and warranties, covenants, and returned to its previous position of 30 business days on the go shop period, 2.75%, 1.5%, and 6.5% of equity value for the fiduciary out termination fee, go shop termination fee and parent termination fee, respectively. The same day, Latham returned a revised version of the merger agreement including edits to the company

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

representations and warranties, covenants and conditions to closing, decreasing the go shop period to 25 business days, incorporating an end date of October 26, 2016, increasing the fiduciary out termination fee and go shop termination fee to 3% and 2% of equity value, respectively, and decreasing the parent termination fee to 5.75% of equity value.

On the night of April 25, 2016, Mr. Graham, as chair of the Special Committee, had a telephone conversation with Mr. Baumer to discuss the potential transaction, particularly price. Mr. Graham discussed the attributes that in the Special Committee’s view merited a higher price for the Company and ultimately indicated that he believed that the Special Committee would agree to a price of $35.50 per share. The market price of ExamWorks common stock at the close of business of that day was $33.23 per share.

On April 26, 2016, the Special Committee held an in person meeting in New York with Goldman Sachs, Evercore and Paul Hastings representatives participating. The purpose of the meeting was to review the final terms of the Merger Agreement and to make a final decision whether or not to proceed with the transaction at $35.00 per share or a higher price. The Special Committee met initially with Paul Hastings representatives to discuss the status of the transaction, after which representatives of Goldman Sachs and Evercore then joined the meeting. Representatives of Goldman Sachs and Evercore separately reviewed with the Special Committee their firms’ respective financial analyses of the consideration of $35.00 in cash per share of common stock. The Special Committee reviewed in detail the respective financial analyses provided by both Goldman Sachs and Evercore, each of which was an updated version of the analysis reviewed by the Special Committee on several prior occasions. After their presentations, each financial advisor indicated that, contingent upon market conditions, final merger agreement terms and the final price, it would be in a position to render fairness opinions after the close of the market on April 26, 2016.

After the Goldman Sachs and Evercore presentations, the Special Committee recessed for Mr. Graham to take a call from Mr. Baumer to follow~~-~~-up on the conversation of April 25, 2016. During the recess, the management team and Mr. Shutzer were invited into the meeting and the Goldman Sachs and Evercore representatives repeated their financial analysis presentations for the benefit of the directors who were not members of the Special Committee, after which all meeting participants except the Special Committee members and the Paul Hastings and Evercore representatives were excused.

The Special Committee then continued its meeting with representatives from Evercore and Paul Hastings. After confirming that Mr. Shutzer had had no involvement with the Evercore team and had no interest in the fees being paid to Evercore by ExamWorks in connection with the transaction, the Evercore representatives were also excused. The Paul Hastings representatives then reviewed once again the directors’ fiduciary duties and reviewed the terms of the Merger Agreement and every other material transaction document with the Special Committee, with particular focus and discussion on the go shop period, the various termination fees as proposed by ExamWorks and LGP and management’s post~~-~~-closing compensation and equity incentives.

Mr. Graham then updated the Board on his conversation with Mr. Baumer stating that Mr. Baumer indicated that LGP would increase its offer to $35.05 per share, as its best and final offer. Mr. Baumer’s $35.05 per share offer was conditioned on a 25 business day go shop period, a 3% fiduciary out termination fee, a 1.5% go shop termination fee and a 6% parent termination fee. The Special Committee discussed the revised offer at length and concluded, based in part on conversations with representatives

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

from Paul Hastings, Goldman Sachs and Evercore, that the 25 business day go shop period and the termination fees were acceptable given that they were within the range of precedent transactions.

Following detailed discussion of, among other things, the factors described below under “Recommendations of our Special Committee; Reasons for the Transaction,” and consultation with its advisors, subject to receipt of final fairness opinions from its financial advisors at Goldman Sachs and Evercore later in the day, the Special Committee unanimously, among other things, (i) determined that the Merger Agreement, the Voting Agreements and the Merger are advisable to, and in the best interest of ExamWorks and its stockholders, (ii) approved the execution, delivery and performance by ExamWorks of the Merger Agreement and the consummation of the transactions contemplated therein, (iii) resolved to recommend to the stockholders of ExamWorks that they vote in favor of the adoption of the merger, and (iv) resolved to recommend to the Board that it do same.

The Special Committee then invited Messrs. Shutzer, Price and Perlman and Goldman Sachs and Evercore into the meeting at which time a meeting of the Board was convened. At the Board meeting, Mr. Graham summarized the Special Committee’s deliberations and resolutions. The Special Committee also reviewed with the financial advisors a preliminary list of potential buyers, which was constructed by representatives of Goldman Sachs and Evercore, for consideration to approach for the purposes of the go shop and instructed them to expand the list and provide the expanded list to the Board and Special Committee. Following further discussion, the Board unanimously (i) determined that the merger agreement, the voting agreements and the merger were advisable to, and in the best interest of ExamWorks and its stockholders, (ii) approved the execution, delivery and performance by ExamWorks of the merger agreement and the consummation of the transactions contemplated therein, (iii) resolved to recommend to the stockholders of ExamWorks that they vote in favor of the adoption of the merger agreement.

During the course of the day and evening on April 26, 2016, representatives of Paul Hastings proceeded to finalize the Merger Agreement and other ~~documents with Latham~~related documents with Latham. At the same time, representatives of Epstein Becker and Latham proceeded to negotiate and finalize the rollover agreement and attached term sheets with respect to the management team’s future employment. LGP was also permitted to conduct several customer calls to complete its due diligence. The Board and Special Committee met again telephonically at 10:00 p.m. for Goldman Sachs and Evercore to update their respective fairness presentations with the most recent information as of the close of the market on April 26, 2016 and formally deliver their oral fairness opinions to the Special Committee and Board (in the case of Goldman Sachs) and the Special Committee (in the case of Evercore). Representatives of Goldman Sachs and Evercore separately reviewed with the Special Committee their firm’s financial analysis of the consideration of $35.05 in cash per share of common stock, and each delivered its respective oral opinion, which were confirmed subsequently by delivery of separate written opinions dated April 26, 2016, to the effect that, as of such date and based and subject to the assumptions made, procedures followed, matters considered and limitations of the review undertaken by Goldman Sachs and Evercore in preparing their respective opinions, the price to be paid to holders of ExamWorks common stock in the proposed transaction was fair, from a financial point of view, to such holders.

During the evening of April 26, 2016 and the early morning hours of April 27, 2016, LGP and Hux executed the Equity Commitment Letter, LGP delivered the Debt Commitment Letters, ExamWorks, Parent and Merger Sub executed the Merger Agreement, ExamWorks, LGP and Hux executed the Guarantee and the management investors and Parent executed the Rollover Agreement and Voting Agreements.

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

A press release announcing the execution of the Merger Agreement was issued before the opening of trading on the New York Stock Exchange on April 27, 2016.

Following the announcement of the execution of the Merger Agreement on April 27, 2016, the Special Committee met telephonically with the financial advisors on April ~~29~~29, 2016 to further discuss the go shop process. The financial advisors contacted 26 potential strategic bidders and 20 potential financial bidders, for a total of 46 potential bidders, including Private Equity Firm B. One party, whom we refer to as Private Equity Firm C, entered into a non~~-~~-disclosure agreement with ExamWorks to receive non~~-~~-public information. Following a telephone conversation with ExamWorks’ executive management and receipt of ExamWorks’ management presentation and financial projections under the non~~-~~-disclosure agreement, Private Equity Firm C informed the financial advisors that it could not support a value at the current transaction price and had decided not to proceed. As a result, despite its solicitation efforts, all of the parties contacted during the go~~-~~-shop period notified ExamWorks that they were not interested in pursuing an alternative transaction under the merger agreement and the Company did not receive any alternative acquisition proposals during the 25 business day go shop period.

~~Starting at 12:00 a.m. (Eastern Time) on June 2, 2016, ExamWorks became subject to customary no shop provisions that limit its ability to solicit alternative acquisition proposals from third parties or to provide confidential information to third parties, subject to customary fiduciary out provisions.~~

On May 4, 2016, May 13, 2016 and May 16, 2016 the Special Committee met telephonically for an update from the financial advisors regarding the status of the go shop process, with Messrs. Perlman, Price, and Shutzer and representatives of Paul Hastings in attendance by invitation. In addition, on May 24, 2016 and May 31, 2016 the Board met to also discuss the status of the go shop process.

Starting at 12:00 a.m. (Eastern Time) on June 2, 2016, ExamWorks became subject to customary no shop provisions that limit its ability to solicit alternative acquisition proposals from third parties or to provide confidential information to third parties, subject to customary fiduciary out provisions.

John Reynolds

U.S. Securities and Exchange Commission

June 22, 2016

Exhibit B

The Merger Agreement Section Comparison

THE MERGER AGREEMENT

The following summary describes certain material provisions of the merger agreement. This summary is not complete and is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement as Appendix A and incorporated into this proxy statement by reference. We encourage you to read the merger agreement carefully in its entirety because this summary may not contain all the information about the merger agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement.

The representations, warranties, covenants and agreements described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, were solely for the benefit of the parties to the merger agreement except as expressly stated therein and may be subject to important qualifications, limitations and supplemental information agreed to by ExamWorks, Parent and Merger Sub in connection with negotiating the terms of the merger agreement. ~~In addition, the representations and warranties were included in the merger agreement for the purpose of allocating contractual risk between ExamWorks, Parent and Merger Sub rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors.~~ Investors and security holders are not third~~-~~-party beneficiaries under the merger agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement. The merger agreement is described below, and attached as Appendix A hereto, only to provide you with information regarding its terms and conditions. The representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this document and in our filings with the SEC regarding ExamWorks and our business. Please see “Where You Can Find More Information” beginning on page 123.